Exhibit 99.1

UNIASSELVI, a Vitru subsidiary, receives authorization to offer a digital undergraduate course in nursing

Florianópolis, Brazil, August 6, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), today announced that the Brazilian Secretariat for Regulation and Supervision of Higher Education (Secretaria de Regulação e Supervisão do Ensino Superior) issued Ordinance number 802 on August 5, 2021, related to the completion of the legal and regulatory procedures of the Brazilian Ministry of Education (Ministério da Educação) to authorize Uniasselvi to offer a digital undergraduate course in nursing.

Uniasselvi achieved the highest grade possible (concept 5) in the authorization process and is therefore authorized to offer the course to 11,100 students annually.

The latest data published by the MEC about undergraduate nursing showed that, in 2019, 252 thousand students were enrolled in private on-campus nursing courses, comprising approximately 6% of all private undergraduate on-campus students.

Through its invested companies, Vitru is committed to continuing to deliver innovative and quality solutions for its students and is excited to provide another opportunity with a higher-quality education solution.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/